Exhibit 99.1

Karooooo update

SINGAPORE, September 13, 2021 -- Karooooo Ltd. (“Karooooo”, or the “Company”) (NASDAQ: KARO), that owns 100% of Cartrack Holdings (“Cartrack”), is a leading global provider of a mobility SaaS platform that maximizes the value of automotive and workflow data by providing real-time data analytics solutions for smart transportation.

Cartrack’s offering extends beyond connected vehicles, assisting enterprise customers in digitalizing the mobility aspects of their businesses, including the administration of their fleets, management of field workers, operational logistics and last mile deliveries.

Scale: Strong momentum in the number of subscribers continues

Karooooo’s robust business model drives new customer additions, delivering growth in the total number of subscribers (vehicles or other mobile assets on our platform)

●	1,408,609 subscribers in total for the quarter ending August 31, 2021, up 20% (Q2 2021: 1,175,173)

●	102,609 net subscriber additions in the first half of 2022 up 110% (HY 2021: 48,658)

Karooooo acquired 70.1% of Picup Technologies (Pty) Ltd. (“Picup”) for ZAR70 million.

Uniquely positioned in the on-line delivery operational management software industry, Picup, a system integration partner of Cartrack, is a highly competitive and entrepreneurial founder-led business, with an impressive management team and strong growth prospects given the acceleration of e-commerce transactions and the demand to digitalize logistics.

Given that Cartrack’s mobility open eco system platform allows for seamless integration into third party systems, Picup a logistics cloud-based disruptive technology company located in South Africa, has been working with Cartrack to address the challenges of last-mile delivery through an integrated offering. Picup simplifies transport operations and helps mitigate the risks associated with logistics, specifically in relation to meeting tight delivery timeframes. Cartrack customers are now able to manage their own fleets and workflows, interact with specialist courier companies, as well as a network of vetted crowd-sourced drivers, thus enabling them to efficiently scale their e-commerce business, deliveries and general logistic needs. The platform allows enterprises and transporters to plan and allocate their loads, access real-time tracking and proof of delivery with automated payments.

The logistics industry has historically been very inefficient with many enterprises not optimizing their fleets and often having an inflated fleet size to balance customer demand. As e-commerce booms, retailers and wholesalers require more efficient, flexible and cost-effective ways to optimize delivery capacity using a cloud solution. Picup facilitates an elastic fleet of third-party delivery drivers to handle overflow volumes, allowing clients to plan optimally, without having to factor surge periods into their base operating capacity.

Picup, a start-up currently completing over 200,000 monthly deliveries, successfully services large blue-chip enterprises such as Dischem and Pick n Pay. Picup’s annualized growth revenue run rate stood at ZAR79 million at July 31, 2021, which represented a 130% increase over that of March. Picup’s scalable business model has gained in relevance post the emergence of Covid-19, offering a meaningful opportunity for expansion.

Karooooo has a robust balance sheet and has consistently demonstrated its ability to achieve scale and deliver high-quality organic earnings growth with strong free cash flow generation. This transaction supports the growth aspirations of Cartrack and Picup as the demand for last-mile delivery escalates at a rapid rate.

Commenting on Karooooo’s acquisition, Zak Calisto, CEO and Founder of Karooooo and Cartrack, said, “As we think beyond connected vehicles, it is imperative that our cloud platform is a comprehensive mobility solution that addresses the needs of both our existing and future enterprise customers. E-commerce transactions across the globe are increasing dramatically and we need to ensure that we are well positioned to assist our enterprise customers in fully digitalising the mobility aspects of their businesses. Picup helps enterprises scale their operations without having to unnecessarily invest in additional assets. Our customers that use the Cartrack Delivery functionality on our platform will soon be able to have a one stop cloud platform to manage their fleets with the option of using crowd-sourced drivers when faced with unplanned demand.”

Commenting on the Picup team, Calisto said, “The management team is business savvy, customer centric and has the start-up mindset that we treasure.”

Antonio Bruni, founder and CEO of Picup, and the management team, will remain invested with a 29.9% interest in Picup. Karooooo has the option to increase its shareholding to 83.5%.

Commenting on the acquisition, Bruni said, “Picup’s committed management team is excited about scaling Picup with Karooooo, who has a proven track record of scaling a business with prudent financial discipline.”

Director appointments and designation

At the first Board meeting following the AGM, the directors decided to appoint Zak Calisto, CEO and founder of Karooooo, as Interim Chairman, with Mrs SK Lim as Lead Independent Director. While the Board recognizes the general preference for an independent chairman, Mrs Lim, who is independent and has many years of experience in dealing with Board members, has the ability to reflect the Board’s positions in a forthright and constructive manner, especially when they are contrary to that of the executives.

The Board is confident that Zak Calisto is best suited to chair the Board at this juncture. Zak Calisto is clear that this position is temporary and that he prefers the appointment of a non-executive as chair.

The designation of the non-executive directors is as follows:

Mrs SK Lim	Lead Independent Director
Chair of the Audit and Risk Committee
Member of the Compensation and Nominations Committee

Mr TMA Leong	Chair of the Compensation and Nominations Committee
Member of the Audit and Risk Committee

Mrs K White	Member of the Audit and Risk Committee
Member of the Compensation and Nominations Committee

Voluntary disclosure in dealing in securities

On August 25, 2021, Georgem Holdings, an entity holding the assets of Juan Marais and family, sold 309,000 ordinary Karooooo shares at a price of ZAR485 to a large institutional investor in order to fund part of the tax liability arising from the Karooooo restructuring in April 2021. Marais has advised that he intends to sell a further 140,000 shares before the end of February 2022 to fund the balance of the tax liability.

Karooooo to report Second Quarter 2022 Financial Results on October 14, 2021 Eastern Time

Karooooo will report financial results for the second quarter ended August 31, 2021 on Thursday, October 14, 2021 shortly after 04:00 p.m. Eastern Time. The Company will host a corresponding conference call and webcast on Friday, October 15, 2021 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Webcast: Registration is available at https://edge.media-server.com/mmc/p/4i5vcejb. A live and archived webcast of the conference call will also be available on the Company’s website www.karooooo.com.

Conference call: Listeners may access the live conference call by dialing the following numbers and are advised to dial in approximately 10 minutes prior to the start of the call:

United States Toll Free: 1 833 239 5575

International: +65 678 012 01

Singapore Toll Free: 800 852 8350

South Africa Toll Free: 0800 014 509

United Kingdom Toll Free: 0800 279 8053

Access Code: 3298232

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of a mobility SaaS platform that maximizes the value of automotive and workflow data by providing real-time data analytics solutions for smart transportation to over 1.4 million connected vehicles. With more than 76,000 commercial customers using the Cartrack platform Karooooo is the largest SaaS provider to enterprises in South Africa and also services thousands of enterprise customers abroad. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com

Disclaimer

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of the Annual Report on Form 20-F filed on June 28, 2021.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly-titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

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